SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
6-10-02

For
June 10, 2002

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X **Form 40-F**

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ______________________
(Signature)

Date: June 12, 2002

A. David Long
Name

General Counsel
Title (Relationship to Company)

SHERWOOD MINING CORPORATION

A NORTHAIR GROUP COMPANY
SUITE 860 - 625 HOWE STREET • VANCOUVER, BC • V6C 2T6
CANADA • TEL: (604) 687-7545 FAX: (604) 689-5041

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731

June 10, 2002

NEWS RELEASE

MAE - TSX
MAENF–OTC Bulletin Board
SWM – TSX Venture

Sherwood Identifies Possible Diamond Indicator Minerals on Miramar's Hope Bay Property

Sherwood Mining Corporation (TSXV:SWM) and **Miramar Mining Corporation (TSX:MAE)** are pleased to provide an update on the diamond exploration program being conducted on the Hope Bay Belt, located in the Slave Craton in Nunavut, Canada. Further to the joint news release issued by Sherwood and Miramar on March 27 2002, a formal agreement has been completed that allows Sherwood to earn up to a 70% interest in any diamondiferous bodies discovered in the Hope Bay Belt.

"We are very encouraged by the preliminary results of our diamond indicator mineral analysis," said Bruce McLeod, President & CEO of Sherwood Mining Corporation. "The northeast corner of the Slave Craton has been overlooked in the search for diamonds in recent years. However, recent discoveries of diamondiferous kimberlites in the Coronation Gulf area of the Slave Craton suggests areas near the margins of the Craton, including the Hope Bay area, have greater potential for discoveries of diamonds than previously recognized."

"We are pleased with the results of Sherwood's diamond exploration to date," said Tony Walsh, Miramar's President & CEO. "Through our significant share ownership in Sherwood and our retained interest in any diamondiferous bodies discovered in the Hope Bay Belt, we would benefit significantly from any diamond discoveries in the belt, while we continue to pursue additions to our already substantial gold resources at Hope Bay."

Diamond Indicator Minerals

Results have been received from sixty-three surficial till sample concentrates previously collected by Miramar as part of its gold exploration activities and selected by Sherwood for Diamond Indicator Mineral picking. Of the 63 samples reviewed, 49 yielded possible diamond indicator minerals including garnets, chromites, ilmenites, chrome-diopsides and olivines. The picked grains were microprobed for confirmation. Microprobe results conclude that five chromites from four samples are possibly derived from kimberlite or related intrusions. One garnet was found to be eclogitic and is possibly from a kimberlitic or related intrusion. Ten chrome-diopsides may possibly be low chrome kimberlitic diopsides. Four of the till samples were found to contain more than one microprobe confirmed indicator minerals.

Additional Work Underway

Other work that will better define the diamond potential of the Hope Bay and Elu Belts is ongoing. Over 100 additional reverse circulation till sample concentrates from the Hope Bay Belt have been selected for picking diamond indicator minerals. In addition, all available geophysical data from both the Elu and Hope Bay Belts is currently being reviewed for possible kimberlite targets. Planning for a summer diamond exploration program is in progress and should be finalized by month end.

Both Sherwood and Miramar feel that this preliminary data indicates that there is potential for the discovery of diamonds in the Hope Bay and Elu mineral belts. The Hope Bay belt encompasses approximately 107,800 hectares and is 100% owned by Miramar, subject to Sherwood's option to earn up to a 70% interest in any diamond discoveries, and is being actively explored by Miramar for additions to its already substantial gold resources. The Elu Belt is 100% owned by Sherwood, encompasses approximately 44,500 hectares of mineral claims and located approximately 30 kilometres northeast of the Hope Bay Belt, on the northeast margin of the Slave Craton. Recent discoveries of diamondiferous kimberlites on the margins of the Slave Craton have greatly increased the prospectivity of the Elu and Hope Bay areas for diamond discoveries.

Quality control for all Diamond Exploration currently being conducted on the Hope Bay and Elu Belts is under the supervision of Apex Geoscience Ltd. of Edmonton Alberta.

Miramar Mining Corporation owns ten million shares of Sherwood Mining Corporation representing an interest of approximately 40% of the currently issued and outstanding shares of Sherwood.

Drilling on Sherwood's 100% owned Elu Belt Volcanogenic Massive Sulphide targets is now complete. A total of 1,755 metres in 15 diamond drill holes were completed over two mineralized trends. Results from the drilling will be announced when available.

For further information, please contact

D. Bruce McLeod
President
Sherwood Mining Corporation
(604) 687-7545

Tony Walsh
President & CEO
Miramar Mining Corporation
(604) 985-2572

Forward Looking Statements

Statements relating to planned diamond exploration work at the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Information inferred from the interpretation of drilling results and information concerning mineral results may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the possibility that the formal agreement will not be negotiated or signed, the possibility that no diamonds will be found, possible changes in planned work resulting from interim results, weather, logistical, technical or other factors or unforeseen developments; the results of work not fulfilling expectations and not realizing perceived potential; uncertainties involved in the interpretation of drilling results and other tests; accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; uncertainties about the availability of financing as and when it is needed; the possibility of cost overruns or unanticipated expenses in the work program and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange CommissionMiramar's Annual Information Form ("AIF") filed with the Ontario Securities Commission, the Quebec Securities Commission, and other regulatory authorities and Sherwood Mining Corp's AIF filed with the British Columbia, Alberta and Ontario Securities commissions.